

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2017 Financial Results

October 5, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy", "Trilogy Metals" or "the Company") is pleased to report its third quarter results for the period ended August 31, 2017. Details of the Company's financial results are contained in the unaudited interim consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Third Quarter 2017 Highlights:

- Strong working capital position of $11.2 million, with cash on hand of $10.2 million.

- The focus of this third fiscal quarter has been working to advance our Upper Kobuk Mineral Projects. With a combined 2017 budget of $17.1 million for the Bornite and Arctic Projects, this quarter was busy at our project sites in northwest Alaska.

- Financial partnership announced with South32 Limited in Q2 2017 granting an option to form a 50/50 joint venture for a minimum investment of $150 million, subject to certain adjustments. South32 is required to fund a minimum of $10 million per year, for up to three years to keep the option in good standing.

Bornite Project

We are currently executing a $10 million exploration program at the Bornite Project, funded by South32 Limited (ASX/JSE/LSE: S32), ("South32") under an Option Agreement on the Company's Upper Kobuk Mineral Projects ("UKMP") announced on April 10, 2017 ("Option Agreement"). The focus of this year's program is to target high-grade copper mineralization north and east of the previously identified resources which were last drilled by the Company in 2013. This year's exploration at Bornite was approved by a joint Trilogy-South32 Technical Committee.

Under the terms of the Option Agreement, we granted South32 the right to form a 50/50 joint venture to hold all of the Company's Alaskan assets currently held directly by our wholly owned subsidiary NovaCopper US Inc., doing business as Trilogy Metals US ("Trilogy Metals US"). Upon exercise of the option, Trilogy Metals US will transfer its Alaskan assets, including the UKMP and South32 will contribute a minimum of $150 million, subject to certain adjustments, to a newly formed 50/50 joint venture.

To maintain the option in good standing, South32 is required to fund a minimum of $10 million per year for up to a three year period, which funds will be used to execute a mutually agreed upon program at the UKMP. South32 may exercise its option at any time over the next three years to enter into the 50/50 joint venture. Provided that all the exploration data and information has been made available to South32 by no later than December 31 of each year,

South32 must decide before the end of January of the following year whether: (i) to fund a further tranche of a minimum of $10 million, or (ii) to withdraw and not provide any further annual funding. If the election to fund a further tranche is not made in January, South32 has until the end of March to exercise the option to form the LLC and make the subscription payment.

This year's exploration program at Bornite is one of the larger programs in the history of drilling at the Bornite Project. With an approved budget of $10 million, we plan on drilling approximately 9,000 meters at Bornite this field season to test the extension of the mineralization from the drill holes from our 2013 drill campaign along with a ground gravity survey, continuation of hydrology data collection and initiating metallurgy and acid based accounting for Bornite.

Drilling at the Bornite Project began in early June and is expected to be finished by mid-October with results released throughout the fall. We completed 6,037 meters by August 31, 2017 and released our first results on September 18, 2017 from the first three holes comprising 3,083 meters.

Arctic Project

In early June 2017, we announced the engagement of Ausenco Engineering Canada Inc. to prepare the Arctic Project Pre-feasibility Study ("PFS") technical report anticipated to be complete in Q1 2018. The Company has also engaged Amec Foster Wheeler to complete mine planning and SRK Consulting (Canada) Inc. to complete tailings and waste design, hydrology and environmental studies.

The summer field program for the Arctic Project PFS was conducted in July with the completion of 257 meters of geotechnical drilling and 26 test pits completed to determine site facility locations and mine design. We also completed geophysical ground surveys to evaluate ground conditions. We continued our environmental baseline program through the summer of 2017 which includes baseline data collection on aquatic and avian resources, ongoing water quality, hydrology and meteorology. The water quality program was expanded in 2017 to include additional sample locations and increased sample frequency.

The results from this summer's field program are currently being compiled and analyzed by the PFS consultants. We currently anticipate the completion of the PFS in Q1 2018.

We also completed 455 meters of in-fill drilling at Arctic in late August collecting PQ size core to provide two tonnes of material for an ore-sorting study to be initiated in Q4 2017. We anticipate releasing assay results for the additional Arctic in-fill holes by November. The results of the ore sorting program will be evaluated in Q1 2018.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

	Three months ended		Nine months ended	
Selected expenses	**August 31, 2017** $	**August 31, 2016** $	**August 31, 2017** $	**August 31, 2016** $
Foreign exchange (gain) loss	(592)	3	(542)	8
General and administrative	273	311	1,050	1,030
Mineral properties expense	8,471	3,077	10,407	4,067
Professional fees	86	84	404	430
Salaries	218	250	683	719
Salaries – stock-based compensation	104	146	603	544
Unrealized loss on held for trading investments	83	-	1,252	-
Loss from continuing operations for the period	8,992	3,902	14,378	6,885
Loss from discontinued operations for the period	-	353	-	712
Loss and comprehensive loss for the period	8,992	4,255	14,378	7,597
Basic and diluted loss per common share	$0.09	$0.04	$0.14	$0.07

For the three months ended August 31, 2017, Trilogy reported a net loss of $9.0 million (or $0.09 basic and diluted loss per common share) compared to a net loss of $4.3 million for the corresponding period in 2016 (or $0.04 basic and diluted loss per common share). This variance of $4.7 million was primarily due to the size of the field programs at the UKMP in 2017 as well as the timing of the program. An increase of $5.4 million in mineral property expenses incurred during the three months ended August 31, 2017 compared to the three months ended August 31, 2016 accounted for the increase in its entirety. The 2017 program consists of a $10.0 million exploration program at the Bornite Project, funded by South32, and a $7.1 million program towards completing a pre-feasibility study at the Arctic Project expected to be completed in Q1 2018. Comparably, in 2016, the field program consisted of a drill program at Arctic to prepare the project for pre-feasibility work. The field program in 2017 began in late May and continued through the third quarter. In 2016, the field program consisted of a 45-day program that wrapped up in late July. The increase in the mineral property expenses is due to the size and variety of the programs being undertaken. The increase was offset by slight decreases in general and administrative, salaries and stock-based compensation expense during the three months ended August 31, 2017 compared to the three months ended August 31, 2016.

Trilogy recognized a gain on foreign exchange during the three months ended August 31, 2017 of $0.6 million due to the appreciation of the Canadian dollar in the current fiscal year. We were holding a higher average volume of cash and cash equivalents in Canadian dollars during the third quarter of 2017 mainly due to the sale of investments which consist of shares in Gold Mining Inc. ("GMI"). The investments are also denominated in Canadian dollars and benefited from the appreciation of the Canadian dollar in the third quarter. We acquired the investments on September 1, 2016 as consideration for the sale of Sunward Investments Limited ("Sunward") and its Titiribi gold-copper exploration project in Colombia. As such, a comparable foreign currency movement did not exist in the third quarter of 2016. There was also a loss from discontinued operations of $0.4 million for the three months ended August 31, 2016 which relates to the sale of Sunward. There is no comparable amount in the current fiscal year as the sale was completed on September 1, 2016. Other minor differences noted for the comparable periods were i) a small decrease in general and administrative expenses; ii) a small decrease in salaries due to lower level of staff in the third quarter of 2017 compared to 2016; and iii) a small decrease in stock-based compensation due to the timing of the amortization of expense.

The basic and diluted loss per common share of $0.09 for the three months ended August 31, 2017 increased from the basic and diluted loss per common share of $0.04 for the three months ended August 31, 2016 due to the increased loss as described above.

For the nine months ended August 31, 2017, Trilogy reported a net loss of $14.4 million (or $0.14 basic and diluted loss per common share) compared to a net loss of $7.6 million for the corresponding period in 2016 (or $0.07 basic and diluted loss per common share). The increase in net loss is primarily due to an increase in mineral property expense of $6.3 million from $4.1 million for the nine months ended August 31, 2016 to $10.4 million for the nine months ended August 31, 2017. Similarly to the variance in the three-month periods, the field program being executed in 2017 is significantly larger and more varied than the field program completed in 2016. The variance is also due to an unrealized loss on investments on the GMI securities of $1.3 million classified as held for trading for which changes in the fair value of the investments are recorded through the statement of loss. There are no comparable amounts for the nine months ended August 31, 2016 as the Company acquired the investments in September 2016.

Trilogy recognized a gain on foreign exchange during the nine months ended August 31, 2017 of $0.5 million due to the appreciation of the Canadian dollar in the current quarter as well as the volume of funds held in Canadian dollars. There is no comparable amount in 2016 due to the timing of acquiring the GMI investments. Additionally, there was a loss from discontinued operations of $0.7 million for the nine months ended August 31, 2016 from the operations of Sunward for which there is no comparable amount in 2017. Other minor differences noted for the comparable periods were i) a small increase in general and administrative expenses; ii) a small decrease in professional fees due to a lower level of corporate activity compared to 2016, iii) a small decrease in salaries due to lower level of staff in the third quarter of 2017 compared to 2016; and iv) a small increase in stock-based compensation due to increasing Black-Scholes valuations from an increased share price.

The basic and diluted loss per common share of $0.14 for the nine months ended August 31, 2017 increased from the basic and diluted loss per common share of $0.07 for the nine months ended August 31, 2016 due to the increased loss as described above.

Outlook

Our 2017 program has a total budget of $17.1 million with $7.1 million to be expended during the fiscal year to advance the Arctic Project to pre-feasibility and $10.0 million for the exploration program at the Bornite Project. The Arctic Project PFS will be supported by information collected during the 2015 - 2017 field seasons. The completion of our 2017 field program has completed a staged three-year site investigation program where the first two years focused almost exclusively on collecting data in and around the proposed Arctic open-pit, and the third year focused on infrastructure and mine design. The Arctic Project PFS is anticipated to be completed in Q1 2018.

The exploration program at the Bornite Project is an opportunity to potentially expand the size of the Bornite deposit by drilling the extensions of mineralization last drilled by the Company in 2013. It is expected that approximately 9,000 meters will be drilled at Bornite which drilling will be focused entirely on testing the size and depth of the extension of the known deposit.

Qualified Persons

Andrew W. West, P.Geo., Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc., is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

info@trilogymetals.com
604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to our outlook, the future operating or financial performance of the Company, planned expenditures and the anticipated exploration and development activity, including with respect to the drilling at Bornite, the timing of drill results at Bornite, the preparation of a PFS on the Arctic deposit and timing of its release, and the potential exercise of the option by South32 are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's

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forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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